UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

180 CONNECT INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

682343108
(CUSIP Number)

SAYAN NAVARATNAM
CREATIVE VISTAS, INC.
2100 FORBES STREET
UNIT 8-10
WHITBY, ONTARIO L1N 9T3
CANADA
(905) 666-8676

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
WITH A COPY TO:

ANDREW J. BECK, ESQ.
TORYS LLP
237 PARK AVENUE
NEW YORK, NY 10017
(212) 880-6000

February 13, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	Name of Reporting Person I.R.S. Identification No. of Above Person

CREATIVE VISTAS, INC. 86-0464104
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

ARIZONA
	7	Sole Voting Power

		3,124,407*
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		3,124,407*
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,124,407*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

☐
13	Percent of Class Represented by Amount in Row (11)

13.6%
14	Type of Reporting Person

CO

* Includes 450,000 shares of Common Stock issuable upon the exercise of warrants

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of 180 Connect Inc., a Delaware corporation (the “Issuer”), filed by Creative Vistas, Inc. (“CVAS”) with the Securities and Exchange Commission on February 1, 2008 (the "Initial Schedule 13D"). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D. This Amendment No. 1 is being made to disclose the delivery by CVAS to the Issuer of a letter of intent dated February 13, 2008 (the “Letter of Intent”) expressing CVAS’ intent to acquire all of the issued and outstanding capital stock of the Issuer upon entry into of a definitive agreement. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by CVAS in the Initial Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is hereby amended by adding the following thereto:

On February 13, 2008 CVAS delivered the Letter of Intent to the Issuer, pursuant to which CVAS proposed entering into a transaction which would have the effect of CVAS acquiring all of the issued and outstanding capital stock of the Issuer (including common shares, restricted common shares and rights to purchase common shares) at a price of $3.00 per share, payable one-half in cash and one-half in CVAS common stock, no par value per share (“CVAS Common Stock”), valued at the weighted average closing price of the CVAS Common Stock during the 30 trading days prior to the closing of such acquisition. The transaction would be subject to the completion of due diligence to the satisfaction of CVAS, the negotiation and execution of a definitive agreement mutually satisfactory to the parties, the approval and consent of the definitive agreement by the board of directors and shareholders of the Issuer and receipt of the consents and approvals from all governmental and regulatory entities, lenders and other parties which are necessary or appropriate to the acquisition.

In addition, independent of such acquisition transaction, in the Letter of Intent CVAS indicated that it was prepared to make a secured financing available to the Issuer in the amount of up to $12,000,000 on mutually agreeable terms.

Except as set forth herein and in the Initial Schedule 13D, CVAS does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to this Item 4 of Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 4 above.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Letter of Intent dated February 13, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2008

CREATIVE VISTAS, INC.

By:	/s/ SAYAN NAVARATNAM
Name: Sayan Navaratnam Title: Chairman